                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                             CONTINENTAL AIRLINES, INC.
                                  (Name of Issuer)

                       CLASS A COMMON STOCK, $0.01 PAR VALUE
                           (Title of Class of Securities)

                                     210795209
                                   (CUSIP Number)

                                Douglas M. Steenland
                Senior Vice President, General Counsel and Secretary
                           Northwest Airlines Corporation
                               2700 Lone Oak Parkway
                               Eagan, Minnesota 55121
                             Telephone: (612) 727-6500
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  January 25, 1998
              (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                                 (Continued on following pages)
Exhibit Index appears on Page A-4.                         Page 1 of 16 pages
                                                                        --

CUSIP No.  210795209

-------------------------------------------------------------------------------
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Northwest Airlines Corporation (IRS Identification No. 95-4205287)

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)

-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds
     OO; WC (See Item 3)

-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [  ]

-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     State of Delaware

-------------------------------------------------------------------------------
                         7.   Sole Voting Power
   NUMBER

                              -0-
 OF SHARES

                   ------------------------------------------------------------
BENEFICIALLY             8.   Shared Voting Power

 OWNED BY                8,535,868 shares (1)

    EACH           ------------------------------------------------------------
                         9.   Sole Dispositive Power
 REPORTING
                              -0-
PERSON WITH
                   ------------------------------------------------------------
                         10.  Shared Dispositive Power

                              8,535,868 shares (1)


                   ------------------------------------------------------------

                                                                               3
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,535,868 shares (1)

-------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Class A - 74.8% (1)(2)  (See Item 5)

-------------------------------------------------------------------------------
14   Type of Reporting Person

     CO
-------------------------------------------------------------------------------

(1) Includes 3,039,468 shares of Issuer Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, that there are 11,418,932 shares of Issuer Class A Common Stock outstanding, which includes the shares issuable upon exercise of the warrants to purchase shares of Issuer Class A Common Stock held by Air Partners, L.P.

                                                                              4
Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the Class A Common Stock, $0.01 par value ("Issuer Class A Common Stock"), of Continental Airlines, Inc., a Delaware corporation (the "Issuer"). The Issuer also has outstanding Class B Common Stock, $0.01 par value ("Issuer Class B Common Stock" and, together with the Issuer Class A Common Stock, the "Issuer Common Stock"). The Issuer Class A Common Stock has ten votes per share and votes on all matters with the Issuer Class B Common Stock, which has one vote per share. The principal executive offices of the Issuer are located at 2929 Allen Parkway, Houston, Texas 77019.

Item 2.   Identity and Background.

          This statement is being filed by Northwest Airlines Corporation, a Delaware corporation ("Northwest"), in connection with an Investment Agreement dated January 25, 1998 (the "Investment Agreement"), among Northwest, Newbridge Parent Corporation, a Delaware corporation ("Newbridge"), Air Partners, L.P., a Texas limited partnership (the "Partnership"), the partners of the Partnership signatories thereto (the "Partners"), Bonderman Family Limited Partnership, a Texas limited partnership ("Transferor I"), 1992 Air, Inc., a Texas corporation ("Transferor II"), and Air Saipan, Inc., a corporation organized under the laws of the Commonwealth of the Northern Marianas Islands ("Transferor III" and, collectively with "Transferor I" and "Transferor II", the "Transferors"), which Investment Agreement contains certain provisions regarding the voting and disposition of the securities of the Issuer owned by the Partnership and the Transferors and which is further described in Item 6.
 The address of the principal business and principal executive offices of Northwest is 2700 Lone Oak Parkway, Eagan, Minnesota 55121. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Northwest is set forth on Attachment A.

          Through its principal wholly-owned indirect subsidiary, Northwest Airlines, Inc., Northwest operates one of the world's largest airlines and is engaged principally in the commercial transportation of passengers and cargo.

          None of Northwest, or, to the best of Northwest's knowledge, any of the persons named in Attachment A attached hereto or in the response to Item 5, paragraph (b), has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          In exchange for the partnership interests and shares of Issuer Class A Common Stock to be acquired by Northwest and Newbridge pursuant to the Investment Agreement, as more fully described in Item 6, the Partners and the Transferors will receive cash and newly-issued shares of Class A Common Stock, par value $0.01 per share, of Newbridge ("Newbridge Class A Common Stock") on the terms described in Item 6. The cash is expected to be funded from Northwest's general working capital and from the proceeds of unsecured borrowings in the public capital markets.

Item 4.   Purpose of Transaction.

          Northwest initially entered into negotiations with the Partnership to acquire the Partnership or the shares of Issuer Class A Common Stock owned by the Partnership for the purpose of acquiring over 50% of the outstanding voting power of the Issuer Common Stock and thereby obtaining control of the Issuer, including the power to elect a majority of the Issuer's Board of Directors (the "Board") and the power to vote a majority of the outstanding voting power of the Issuer Common Stock with respect to mergers or other business combination proposals involving the Issuer. At the same time, it was Northwest's intention to enter into negotiations with the Issuer to form a global strategic operating alliance with the Issuer (the "Operating Alliance") which, when fully implemented, would connect the networks of the Issuer and Northwest Airlines, Inc. and would include code-sharing, frequent flyer program reciprocity and other cooperative activities. In the course of its negotiations with the Issuer regarding the Operating Alliance, which Northwest Airlines, Inc. and the Issuer entered into on January 25, 1998, Northwest agreed to enter into the Governance Agreement, the principal terms of which are described in Item 6 and which significantly limits for a six-year period Northwest's ability to control the Issuer. The Governance Agreement contains restrictions on Northwest's ability to acquire additional shares of Issuer Common Stock, to vote the shares of Issuer Common Stock owned by it and to affect the composition and conduct of the Issuer's Board of Directors.

          Northwest and the Issuer have both stated that they have no intention to merge their operations and that they will retain separate boards, managements and headquarters. Northwest has no intention to acquire additional shares of Issuer Common Stock except as described in Item 6 under "Investment Agreement --Acquisition of Additional Shares of Issuer Common Stock" and except to the extent otherwise necessary to achieve and maintain an ownership level equal to 50.1% of the fully diluted voting power of the Issuer Common Stock. Except as described in Item 6 under "Governance Agreement -- Issuer Board of Directors", Northwest has no plans to make any change in the composition of the Board. Except as described in Item 6 under "Governance Agreement", including under "--Adoption of Stockholder Rights Plan" and "-- Additional Agreements", Northwest has no plans relating to changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person.

          Except as described above, Northwest has no plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (j) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.

          (a) Upon entering into the Investment Agreement and as a result of the agreements described in Item 6 under the heading "Investment Agreement --Restrictions on the Partnership", Northwest may be deemed to have become the beneficial owner of 8,535,868 shares of Issuer Class A Common Stock, representing approximately 74.8% of the outstanding Issuer Class A Common Stock, approximately 13.8% of the outstanding Issuer Common Stock and approximately 51.8% of the outstanding voting power of the Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding on December 31, 1997). Upon the consummation of the Exchange described in Item 6, Northwest and Newbridge will own, directly and indirectly, the shares of Issuer Class A Common Stock described in the preceding sentence. Except as set forth in this Item 5, none of Northwest or, to the best of its knowledge, any of the persons named on Attachment A attached hereto beneficially owns or has the right to acquire any Issuer Class A Common Stock.

          (b) Northwest does not have the sole power to vote or direct the vote of or to dispose or direct the disposition of any shares of Issuer Class A Common Stock. As a result of the agreements described in Item 6 under the heading "Investment Agreement -- Restrictions on the Partnership", Northwest may be deemed to have acquired shared power to vote or direct the vote of and to dispose or direct the disposition of the 8,535,868 shares of Issuer Class A Common Stock presently held by the Partnership and the Transferors. Upon consummation of the Exchange described in Item 6, Northwest will have shared power to vote or to direct the vote of and to dispose or to direct the disposition of all such shares of Issuer Class A Common Stock on the terms set forth in the Governance Agreement, as more fully described in Item 6.

          The following describes certain information regarding the Partnership, the Partners and the Transferors, with whom Northwest, until the consummation of the Exchange described in Item 6, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition with respect to the shares of Issuer Class A Common Stock described in the preceding paragraph. The following information is taken from public filings of the Partnership and the other persons named below and Northwest makes no representations as to its accuracy.


The Partnership

          The Partnership is a Texas limited partnership the principal business of which is to acquire, hold, trade, invest in and deal with securities of the Issuer. The principal business address of the Partnership, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. As of the date of the Investment Agreement, the Partnership and the Transferors beneficially own 8,535,868 shares of Issuer Class A Common Stock, which amount includes 3,039,468 shares that may be acquired upon the exercise of warrants held by the Partnership.

1992 Air GP

          1992 Air GP ("1992 Air GP") is a Texas general partnership the principal business of which is to serve as a general partner of the Partnership. The principal business address of 1992 Air GP, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. In its capacity as one of two general partners of the Partnership, and acting through its majority general partner, 1992 Air GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of Issuer Class A Common Stock.

Air II

          Air II General, Inc. ("Air II") is a Texas corporation the principal business of which is to serve as a general partner of the Partnership. The principal business address of Air II, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. In its capacity as one of two general partners of the Partnership, and acting through its controlling shareholder, Air II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of Issuer Class A Common Stock.

Transferor I

          Transferor I is a Texas limited partnership, the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and investing in securities or entering into any other type of investment. The principal business address of Transferor I, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Acting through its sole general partner, Transferor I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of Issuer Class A Common Stock. Additionally, because of its ownership of a limited partnership interest in the Partnership, and on the basis of certain provisions of the Partnership Agreement, Transferor I may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 88,979 shares of Issuer Class A Common Stock attributable to such limited partnership interest in the Partnership.

Transferor II

          Transferor II is a Texas corporation, the principal business of which is to serve as a general partner of 1992 Air GP. The principal business address of Transferor II, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. In its capacity as the majority general partner of 1992 Air GP, and acting through its controlling shareholder, Transferor II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of Issuer Class A Common Stock. Transferor II, in its capacity as such, has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 213,110 shares of Issuer Class A Common Stock.

Transferor III

          Transferor III is a corporation organized under the laws of the Commonwealth of the Northern Marianas Islands, the principal business of which is to serve as a general partner of 1992 Air GP. The principal business address and principal office of Transferor III is One Post Street, Suite 2450, San Francisco, California, 94104. Transferor III, in its capacity as such, has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,702 shares of Issuer Class A Common Stock.

David Bonderman

          David Bonderman ("Bonderman") is a citizen of the United States of America whose principal occupation is serving as President and Director of TPG Advisors, Inc., a Delaware corporation. Bonderman's principal business address, which also serves as his principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. In his capacity as the controlling shareholder of each of Air II and Transferor II, Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of Issuer Class A Common Stock. In his capacity as the controlling shareholder of Transferor II, Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of an additional 213,110 shares of Issuer Class A Common Stock. In his capacity as sole general partner of Transferor I, Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of Issuer Class A Common Stock. Additionally, because of Bonderman's direct and indirect ownership of limited partnership interests in the Partnership, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Issuer Class A Common Stock beneficially owned by the Partnership attributable to such limited partnership interests in the Partnership.

Bondo Air

          Bondo Air Limited Partnership ("Bondo Air") is a Texas limited partnership, the principal business of which is to own a limited partnership interest in the Partnership. The principal business address of Bondo Air, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. In its capacity as a limited partner of the Partnership, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 889,805 shares of Issuer Class A Common Stock attributable to such limited partnership interest in the Partnership.

Brener

          Alfredo Brener ("Brener") is a citizen of Mexico and his principal business address is Five Post Oak Park, #2560, Houston, Texas 77020. Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 876,458 shares of Issuer Class A Common Stock.

          (c) Since December 1, 1997, no transactions were effected in Issuer Class A Common Stock by Northwest or, to the best of its knowledge, any person listed in Attachment A attached hereto.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Investment Agreement

          On January 25, 1998, Northwest, Newbridge, the Partnership, the Partners and the Transferors entered into the Investment Agreement. Pursuant to the Investment Agreement and subject to the terms and conditions set forth therein, Northwest and

Newbridge will acquire from the Partners the outstanding partnership interests in the Partnership and from the Transferors the shares of Issuer Class A Common Stock owned by them in exchange for shares of Newbridge Class A Common Stock and cash at a ratio of 1.2079 shares of Newbridge Class A Common Stock or $60.82 in cash per share of Issuer Class A Common Stock the beneficial ownership of which will be acquired by Northwest and Newbridge (the "Exchange").

          The Partnership and the Transferors beneficially own 8,535,868 shares of Issuer Class A Common Stock, which represents approximately 74.8% of the outstanding Issuer Class A Common Stock, approximately 13.8% of the outstanding Issuer Common Stock and approximately 51.8% percent of the outstanding voting power of the Issuer Common Stock. The aggregate consideration to be paid in the transaction is valued at approximately $519 million, expected to consist of approximately $311 million in cash and approximately 4.1 million shares of newly issued Newbridge Class A Common Stock.

     Restrictions on the Partnership

          Pursuant to the Investment Agreement, the Partnership, the Partners and the Transferors agreed (i) that the Partnership will, prior to the closing of the Exchange (the "Closing"), exercise all the warrants owned by it to purchase shares of Issuer Class A Common Stock subject to the Partnership's receipt of a loan from Northwest in an amount equal to the aggregate exercise price of the warrants ($28,356,015), which loan will be secured by a pledge of the shares of Issuer Class A Common Stock acquired by the Partnership upon exercise of the warrants, (ii) until the first anniversary of the Closing, not to solicit, initiate or encourage any inquiries, offers, proposals or any indications of interest regarding any merger, reorganization, consolidation, business combination, liquidation, dissolution or other fundamental corporate transaction that is intended to or could reasonably be expected to prevent, delay or interfere with the consummation of the transactions contemplated by the Investment Agreement or the entry by the Issuer and Northwest into the Operating Alliance, (iii) not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any shares of Issuer Class A Common Stock or warrants except as contemplated by the Investment Agreement, (iv) not to convert any shares of Issuer Class A Common Stock into shares of Issuer Class B Common Stock and (v) to vote or cause to be voted all shares of Issuer Class A Common Stock owned by them against, among other things, any business combination (other than a business combination with Northwest or any of its affiliates) involving the Issuer, any change in the majority of the Board of Directors of the Issuer or any material change in the Issuer's corporate structure or business. In addition, the Partnership and the Transferors granted to Robert L. Friedman, as the designee of Northwest, an irrevocable proxy to vote their shares of Issuer Class A Common Stock in a manner consistent with the voting agreements set forth in the Investment Agreement. Northwest also agreed that during the five-year period following the Closing it would grant to Transferor II a right of first offer on any proposed sale, transfer or other disposition by it of the shares of Issuer Class A Common Stock acquired at the Closing.

     Acquisition of Additional Shares of Issuer Common Stock

          In the Investment Agreement, Northwest also agreed to use its best efforts to acquire prior to the Closing such number of shares of Issuer Common Stock as is necessary so that the fully diluted voting power of the shares of Issuer Common Stock beneficially owned by Northwest upon the Closing will equal at least 50.1%.

Governance Agreement

          In connection with the transactions contemplated by the Investment Agreement and the Operating Alliance, Northwest and Newbridge entered into a Governance Agreement (the "Governance Agreement") with the Issuer, dated as of January 25, 1998. The Governance Agreement contains certain agreements between Northwest, Newbridge and the Issuer regarding the control and management of the Issuer following the Closing, including restrictions on Northwest's and Newbridge's ability to acquire additional shares of Issuer Common Stock and to vote the shares of Issuer Common Stock owned by them and restrictions on their ability to affect the composition and conduct of the Board.

     Termination

          The Governance Agreement will terminate upon the earlier of (i) the six-year anniversary of the Closing and (ii) such time as Northwest and Newbridge cease to beneficially own 10% or more of the fully diluted voting power of the Issuer Common Stock; provided, however, that in the event of a termination pursuant to clause (i), certain provisions regarding the requirement to maintain a certain number of independent directors on the Board and the requirement that the independent directors approve transactions between the Issuer and Northwest will survive such termination until such time as Northwest ceases to own 10% or more of the fully diluted voting power of the Issuer Common Stock.

     Issuer Board of Directors

          Pursuant to the Governance Agreement, Northwest will have the right to designate one individual to be elected to the Board, which individual shall be reasonably acceptable to the Issuer and shall have been neither an employee nor a director of Northwest, the Issuer or any of their respective affiliates for the three years preceding such designation. Further, during the six-year term of the Governance Agreement, independent directors will constitute at least a majority of the Board. Any subsequent vacancies in the seats of independent directors during that period will be determined by a majority vote of the Board, including a majority of the independent directors.

     Voting of Issuer Common Stock

          The Governance Agreement further provides that all shares of Issuer Common Stock held by Northwest will be deposited into a voting trust and will be voted, at the option of Northwest, either as recommended by the Board or in the same proportion as votes cast by other holders of the Issuer Common Stock; provided, however, that (a) Northwest may direct the vote of such shares in respect of (i) any vote on a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer, any sale of all or substantially all of the Issuer's assets or any issuance of Issuer Common Stock that would represent in excess of 20% of the voting power of the Issuer Common Stock prior to such issuance or (ii) any amendment to the Issuer's amended and restated certificate of incorporation or by-laws that would materially and adversely affect Northwest and (b) in the election of directors, such shares will be voted for the election of independent directors nominated by the Board, except that if any person other than the Issuer is soliciting proxies in connection with such an election, such shares will be voted, at the option of Northwest, either as recommended by the Board or in the same proportion as votes cast by other holders of the Issuer Common Stock.

     Limitations on Ownership by Northwest

          Northwest has agreed not to beneficially own shares of Issuer Common Stock representing more than 50.1% of the fully diluted voting power of the Issuer Common Stock, and not to acquire additional shares of Issuer Common Stock other than to maintain its ownership at such 50.1% level, except that in the event that (i) a bona fide third party acquires 15% or more of the total combined voting power of all the Issuer Common Stock then outstanding ("Total Voting Power"), (ii) a bona fide tender or exchange offer is made to acquire shares representing 15% or more of the Total Voting Power and such offer is not withdrawn or terminated prior to Northwest acquiring additional shares or (iii) the Board approves the acquisition by any person of shares of Issuer Common Stock which acquisition would trigger any stockholder rights plan of the Issuer, Northwest may acquire additional shares of Issuer Common Stock in any manner or amount.

          The Governance Agreement provides that Northwest will have pre-emptive rights to acquire additional shares of Issuer Common Stock to maintain its ownership percentage (i) in the event that the Issuer issues additional shares of Issuer Class A Common Stock and (ii) in the event that the Issuer issues additional shares of Issuer Class B Common Stock, subject, in the case of clause (ii), to certain limited exceptions.

     Transfer Restrictions

          Pursuant to the Governance Agreement, Northwest has agreed not to transfer its shares of Issuer Common Stock except for (i) transfers in respect of tender or exchange offers to acquire Issuer Common Stock approved by the Board (which approval shall not be withdrawn prior to such transfer),
(ii) transfers to Newbridge, provided such securities are immediately transferred to the public stockholders of Newbridge in a pro rata distribution and as a result no transferee holds more than 10% of the Total Voting Power, (iii) transfers to controlled affiliates, provided that the transferee agrees to be bound by the Governance Agreement and that such transfer does not result in any transferee holding more than 10% of the Total Voting Power, (iv) transfers to Newbridge from the voting trust upon the dissolution of the voting trust, (v) transfers permitted under the Investment Agreement or as described below under "Termination of the Operating Alliance" or (vi) transfers by Newbridge to any transferee that would not result in such transferee holding more than 10% of the Total Voting Power.

     Termination of Operating Alliance

          The Governance Agreement provides that if the Operating Alliance is terminated on account of a failure to attain certain agreed objectives for full implementation within three years after the Closing, the Issuer may require Northwest to either (i) sell all of its shares of Issuer Common Stock or (ii) enter into an agreement providing for a merger between the Issuer and Northwest. If Northwest elects to seek a merger, it will have six months in which to negotiate an agreement with a special committee of independent directors of the Issuer. If after such negotiation period Northwest and the Issuer are unable to reach an agreement, Northwest and the Issuer will submit to an agreed valuation process. If the Issuer does not accept the valuation price, Northwest may continue to hold its shares or sell them free of any restrictions and the Governance Agreement will be terminated, except for the provisions described in the proviso under "Termination" above. If Northwest does not accept the valuation price, it must sell its shares of Issuer Common Stock within 18 months (a) in one or more block sales of at least 15% of the Total Voting Power, subject to a one-time approval right by the Issuer as to each block, such right to be exercised only upon a good faith determination by the Board that the proposed transferee would be injurious to the stockholders of the Issuer, or (b) in any other manner determined by Northwest. If Northwest initially elects to sell its shares of Issuer Common Stock rather than seek a merger, it will have two years to sell such shares in the manner described in the preceding sentence.

     Stockholder Rights Plan

          Northwest and the Issuer have agreed that the Issuer will adopt a stockholders rights plan that will except Northwest from the definition of "Acquiring Person", and that so long as Northwest owns at least 15% of the fully diluted voting power of the Issuer Common Stock, the Issuer will not amend such plan in a manner or adopt a rights plan that does not so except Northwest. Any such plan of the Issuer will permit Northwest to take any action that would be permitted in accordance with the terms of the Governance Agreement without triggering the rights thereunder.

     Additional Agreements

          Under the Governance Agreement, Northwest has further agreed that for the six-year term of such Governance Agreement it will not, among other things, (i) act, alone or in concert with others, to seek to influence the control or management of the Issuer, (ii) enter into voting trusts or other similar agreements except as described above under "Voting of Issuer Common Stock", (iii) encourage, initiate, participate in or engage in proxy contests or (iv) form groups for the purpose of holding, acquiring, voting or selling the Issuer's shares, subject to certain limited exceptions and except as otherwise permitted by the Governance Agreement.

          The Issuer has also agreed that the Board will not pass any resolution, nor will it seek a vote of the Issuer's stockholders, approving any charter or by-law amendment that would, without the consent of Northwest, (a) adversely affect the rights of the holders of Issuer Class A Common Stock, including the right to convert such shares into shares of Class D Common Stock, par value $0.01 per share, of the Issuer ("Issuer Class D Common Stock") or the rights of the holders of Issuer Class D Common Stock or (b) opt into Section 203 of the Delaware General Corporation Law or adopt an "interested stockholders provision".

          The Issuer has agreed that until the Closing it and its representatives will not, directly or indirectly, take any action to solicit, initiate or encourage any proposal for a business combination involving the Issuer or engage in negotiations with, or disclose any non-public information relating to the Issuer or afford access to the Issuer's properties, books and records to, any person that may be considering such a proposal unless the Issuer determines, taking into account the advice of outside counsel, that such action is necessary for the Board to comply with its fiduciary duties under applicable law.

          The Issuer has agreed that until the Closing, without the prior consent of Northwest, it will not (a) change its principal line of business,
(b) change the fundamental nature of its business or (c) dispose of any substantial portion of its assets.

          The Closing is subject to a number of customary conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and satisfactory review by the Department of Transportation. The Investment Agreement may be terminated by the Partnership or Northwest if the closing has not occurred by January 25, 1999.

          The summary contained in this Schedule 13D of certain provisions of the Investment Agreement and the Governance Agreement is qualified in its entirety by reference to the Investment Agreement and the Governance Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

          Except for the Investment Agreement and the Governance Agreement and as otherwise referred to or described in this Schedule 13D, to the best knowledge of Northwest, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Northwest, the Partnership, the Partners, the Transferors and the Issuer or between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Investment Agreement among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., the Partners of Air Partners identified on the signature pages thereto, Bonderman Family Limited Partnership, 1992 Air, Inc. and Air Saipan, Inc., dated as of January 25, 1998. (without exhibits or schedules)

Exhibit 2 Governance Agreement among Northwest Airlines Corporation, Newbridge Parent Corporation and Continental Airlines, Inc., dated as of January 25, 1998.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 4, 1998

                                   NORTHWEST AIRLINES CORPORATION



                                   By: /s/ Douglas M. Steenland
                                      --------------------------------------
                                             Douglas M. Steenland
                                             Senior Vice President, General
                                             Counsel and Secretary

                                     Attachment A

Executive Officers and Directors of Northwest Airlines Corporation

          The names and titles of the executive officers and the names of the directors of Northwest and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Northwest. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Northwest and each individual is a United States citizen.


Executive Officers                 Position; Present Principal Occupation
------------------                 --------------------------------------

John H. Dasburg                    Director, President and Chief Executive
                                   Officer

James A. Lawrence                  Executive Vice President and Chief Financial
                                   Officer

Michael E. Levine                  Executive Vice President - Marketing and
                                   International

Raymond J. Vecci                   Executive Vice President - Customer Service

Donald A. Washburn                 Executive Vice President - Flight Operations
                                   and President of Northwest Cargo

Richard H. Anderson                Senior Vice President - Technical Operations
                                   and Airport Affairs

Christopher E. Clouser             Senior Vice President - Administration

Joseph E. Francht, Jr.             Senior Vice President - Finance and Treasurer

Richard B. Hirst                   Senior Vice President - Corporate Affairs

Douglas M. Steenland               Senior Vice President, General Counsel and
                                   Secretary

Rolf S. Andresen                   Vice President and Controller

William D. Slattery                Chairman - Cargo

Directors                          Present Principal Occupation
---------                          ----------------------------

Richard C. Blum                    Chairman and President
                                   Richard C. Blum & Associates, Inc.
                                   909 Montgomery Street #400
                                   San Francisco, CA  94133

Alfred A. Checchi                  Director of Northwest Airlines Corporation
                                   and Private Investor

Doris Kearns Goodwin               Historian and Author




Marvin L. Griswold                 Retired International Director
                                   Teamsters Airline Division
                                   International Brotherhood of Teamsters

Dennis Hightower                   Professor
                                   Harvard Business School
                                   Baker Library 186
                                   Boston, MA  02163

Thomas L. Kempner                  Chairman and Chief Executive Officer
                                   Loeb Partners Corporation
                                   61 Broadway
                                   24th Floor
                                   New York, NY  10021

George J. Kourpias                 Retired President
                                   International Association of Machinists and
                                   Aerospace Workers

Frederic V. Malek                  Chairman
                                   Thayer Capital Partners
                                   1455 Pennsylvania Avenue, N.W.
                                   Suite 350
                                   Washington, D.C. 20004

Walter F. Mondale                  Partner
                                   Dorsey & Whitney
                                   Pillsbury Center South
                                   220 South Sixth Street
                                   19th Floor
                                   Minneapolis, MN 55402

V.A. Ravindran                     President
                                   Paracor Finance Inc.
                                   660 Madison Avenue
                                   18th Floor
                                   New York, NY 10022

Leo M. van Wijk                    President and Chief Executive Officer
(Citizen of The Netherlands)       KLM Royal Dutch Airlines
                                   Amsterdamseweg 55
                                   1182 G P Amstelveen
                                   The Netherlands

George J. Vojta                    Vice Chairman
                                   Bankers Trust New York Corporation
                                   1 BT Plaza
                                   130 Liberty Street
                                   New York, NY 10006



Gary L. Wilson                     Chairman of the Board of Northwest
                                   Airlines Corporation

Duane E. Woerth                    First Vice President
                                   Air Line Pilots Association
                                   1625 Massachusetts Avenue, N.W.
                                   Washington, D.C. 20036

                                       A-3

                                    EXHIBIT INDEX


Exhibit No.          Description                                                   Page No.
-----------          -----------                                                   ----

Exhibit 1            Investment Agreement among Northwest Airlines Corporation,
                     Newbridge Parent Corporation, Air Partners, L.P., the
                     Partners of Air Partners identified on the signature pages thereto, Bonderman Family Limited Partnership, 1992 Air,
                     Inc. and Air Saipan, Inc., dated as of January 25, 1998.
                     (without exhibits or schedules)

Exhibit 2            Governance Agreement among Northwest Airlines Corporation,
                     Newbridge Parent Corporation and Continental Airlines, Inc., dated as of January 25, 1998.






                                       A-4